Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
	Three Months Ended
	March 31,
(Dollars in thousands)	2011	2010
Earnings (Loss):
Income (loss)	$(42,974)	$(52,176)
Amortization of capitalized interest	50	40
Capitalized interest	(727)	(37)
Fixed charges (below)	32,712	31,561
Earnings (loss) adjusted for fixed charges	$(10,939)	$(20,612)

Fixed charges:
Interest expense	$31,344	$31,001
Capitalized interest	727	37
Portion of rent expense representative of interest	641	523
Total fixed charges	$32,712	$31,561
Ratio of earnings to fixed charges	-	-
Coverage deficiency	$43,651	$52,173